Filed Pursuant to Rule 424(b)(3)
Reg. Statement No. 333-139704

SUPPLEMENT NO. 5
DATED OCTOBER 15, 2010
TO THE PROSPECTUS DATED APRIL 2, 2010
OF CORNERSTONE HEALTHCARE PLUS REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Healthcare Plus REIT, Inc. dated April 2, 2010, as supplemented by prospectus supplement no. 4 dated September 8, 2010.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Healthcare Plus REIT, Inc. and, as required by context, Cornerstone Healthcare Plus Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering;

•	information regarding risks posed by sale-leaseback transactions;

•	a change to the approval required for certain affiliated transactions; and

•	a change to our defenses with respect to the denial of stockholder access to the stockholder list.

Status of Our Public Offering

We are offering up to 40,000,000 shares of common stock at $10 per share in our primary offering.  As of October 8, 2010, we had sold approximately 9.8 million shares of common stock in our ongoing primary offering and raised gross offering proceeds of approximately $97.4 million. Accordingly, as of October 8, 2010, there are approximately 30.2 million shares remaining for sale in our primary offering.  We intend to cease offering shares of common stock in our primary offering upon the earlier February 6, 2011 or the date the registration statement relating to our proposed follow-on offering, is declared effective by the Securities and Exchange Commission.

Risk Factors

The following risk factor supplements the risk factors contained in the “Risk Factors –Federal Income Tax Risks” section of the prospectus:

Re-characterization of sale-leaseback transactions may cause us to lose our REIT status.

We may purchase properties and lease them back to the sellers of such properties.  While we will use our best efforts to structure any such sale-leaseback transaction so that the lease will be characterized as a “true lease,” thereby allowing us to be treated as the owner of the property for federal income tax purposes, the IRS could challenge such characterization.  In the event that any sale-leaseback transaction is challenged and re-characterized as a financing transaction or loan for federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed.  If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT qualification “asset tests” or the “income tests” and, consequently, lose our REIT status effective with the year of re-characterization.  Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the distribution requirement for a taxable year.

Approval of Certain Affiliated Transactions

In connection with the renewal of the registration of this offering of common stock, the Pennsylvania Securities Commission has requested that we amend the manner in which we approve certain transactions between us and our sponsor, advisor or its affiliates.  Our charter currently provides that a majority of our independent directors will approve all transactions between us and our sponsor, advisor or its affiliates.  Pursuant to the Pennsylvania Securities Commission’s request, we will submit an amendment to our charter for stockholder approval at our May 2011 annual meeting that would require a majority of all disinterested members of our board of directors (including a majority of our independent directors) to approve certain transactions between us and our sponsor, advisor or its affiliates.  Upon filing this supplement we will treat approval of these affiliated transactions consistent with the proposed amendment to our charter as described in more detail below.

In accordance with this change to the approval process for certain transactions between us and our sponsor, advisor or its affiliates, a majority of the disinterested members of the board of directors (including a majority of the independent directors) must approve the following:

•	acquisition fees that exceed the charter prescribed limits on such fees as commercially competitive, fair and reasonable to us;

•
the purchase or lease of properties in which our advisor, our directors or officers or any of their affiliates has an interest as fair and reasonable to us and at a price to us no greater than the cost of the property to the affiliated seller or lessor unless there is substantial justification for the excess amount;

•
an investment in a joint venture with a director or our advisor or an affiliate of either as fair and reasonable to us and on substantially the same terms and conditions as those received by the other equity joint venturers;

•
all other transactions, including joint ventures, between us and our advisor, our officers or directors or any of their affiliates as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties; and

•
borrowings from our advisor, our directors or officers or any of their affiliates as fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.

Access to Our Stockholder List

The Pennsylvania Securities Commission has also requested that we limit the defenses available to us with respect to the denial of stockholder access to the stockholder list. Our charter currently provides that we may be liable to a stockholder requesting access to our stockholder list if our advisor or our board of directors neglects or refuses to exhibit, produce or mail a copy of the stockholder list as requested.  Additionally, our charter provides that it shall be a defense to such liability that the actual purpose and reason for the request for inspection or for a copy of the stockholder list is to secure such list of stockholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose (such as to solicit the purchase of our shares) other than in the interest of the applicant as a stockholder relative to the affairs of our company.

Pursuant to the Pennsylvania Securities Commission’s request, we will submit an amendment to our charter for stockholder approval at our May 2011 annual meeting that would remove from the charter the parenthetical example of a commercial purpose described above.  Upon filing this supplement we will treat stockholder requests for our stockholder list consistent with the proposed amendment to our charter.